Exhibit 99.1

Super Group Announces Details of Annual General Meeting of Shareholders

New York, NY – April 28, 2023 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced that the next Annual General Meeting of Shareholders (“AGM”) will be held on Monday, June 12, 2023, beginning at 4:00 p.m. UK at Bordeaux Court, Les Echelons, St Peter Port, Guernsey, GY1 1AR.

The record date for voting at the AGM will be May 2, 2023. Further details regarding the AGM, including how to participate, will be included in the Super Group Proxy Statement and Notice of Annual Meeting of Shareholders to be made available to shareholders. Certain documents will be accessible at the Events and Presentations section of Super Groups investor relations website at:

https://investors.sghc.com/events-and-presentations/default.aspx

Shareholders of record wishing to propose any business at the AGM must provide written notice to the company secretary at our principal office no later than May 15, 2023, such notice is to include all information as prescribed in the Super Group Articles of Incorporation.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Meeting and Proxy Enquiries:

governance@sghc.com

Source: Super Group